UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ANSWERS CORPORATION

(Name of issuer)

COMMON STOCK

(Title of class of securities)

03662X 10 0

(CUSIP number)

Redpoint Ventures 3000 Sand Hill Road, Building 2, Suite 290 Menlo Park, California 94025 Telephone: (650) 926-5600

(Name, address and telephone number of person authorized to receive notices and communications)

April 14, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 2 of 8 Pages

(1)	Names of reporting persons Redpoint Omega, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

(1)

This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP.

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 3 of 8 Pages

(1)	Names of reporting persons Redpoint Omega Associates, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

(1)

This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP.

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 4 of 8 Pages

(1)	Names of reporting persons Redpoint Omega, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

(1)

This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP.

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 5 of 8 Pages

Introductory Note: This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008, as amended on October 30, 2008 and further amended June 6, 2009 (the “Original Schedule 13D”), and is being filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”), to report the sales of all securities owned by the Reporting Persons in connection with the acquisition of the Issuer by AFCV Holdings, LLC effective April 14, 2011, as described in Item 5 below. As of April 14, 2011, the Reporting Persons hold zero (0) shares of the Issuer. Except as reflected in this Amendment No. 3, all items of the Original Schedule 13D remain unchanged. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 3 is provided as of April 14, 2011:

Reporting Persons	Common Stock Issuable upon Conversion of Series A Preferred Stock Held Directly	Common Stock Issuable upon Conversion of Series B Preferred Stock Held Directly	Common Stock Issuable Upon Exercise of Common Stock Purchase Warrants	Common Stock Issuable Upon Conversion and Exercise of Securities Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Beneficial Ownership Percentage of Common Stock
RO LP	0	0	0	0	0	0	0	0.0%
ROA LLC	0	0	0	0	0	0	0	0.0%
RO LLC	0	0	0	0	0	0	0	0.0%

(c) Since the date of the last filing on Schedule 13D, the Reporting Persons sold the following securities of the Issuer for cash in connection with the acquisition of the Issuer by AFCV Holdings, LLC (the “Merger”), all of which occurred on April 14, 2011:

Reporting Person	Class and Number of Securities	Price/Share
RO LP	58,350 shares of Series A Preferred Stock	$237.98
RO LP	68,075 shares of Series B Preferred Stock	$191.35
RO LP	1,267,198 Common Stock Purchase Warrants	(1)
ROA LLC	1,650 shares of Series A Preferred Stock	$237.98
ROA LLC	1,925 shares of Series B Preferred Stock	$191.35
ROA LLC	35,833 Common Stock Purchase Warrants	(1)

(1)

These warrants were terminated upon the effective time of the Merger in exchange for the right to receive an amount of cash equal to the product of (x) the number of shares of Common Stock issuable upon exercise of each such warrant multiplied by (y) an amount equal to the excess of $10.50 over the per share exercise price in effect for such warrant.

(d) Not applicable.

(e) As of April 14, 2011, the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

A.	JointFiling Statement

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

REDPOINT OMEGA, L.P.

By:	Redpoint Omega, LLC
Its:	General Partner

By:	/s/ W. Allen Beasley
Name:	W. Allen Beasley
Managing Director

REDPOINT OMEGA ASSOCIATES, LLC

By:	/s/ W. Allen Beasley
Name:	W. Allen Beasley
Manager

REDPOINT OMEGA, LLC

By:	/s/ W. Allen Beasley
Name:	W. Allen Beasley
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 03662X 10 0	Page 7 of 8 Pages

EXHIBIT INDEX

A.	JointFiling Statement